FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________

Commission file number 1-16681

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

THE LACLEDE GROUP, INC.
720 OLIVE STREET
ST. LOUIS, MO 63101

Financial Statements and Exhibit

(a) Financial Statements and Report of Independent Registered Public Accounting Firm

(b) Exhibit

Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
(Registrant)

BY [signature]
Richard A. Skau,
Vice President -
Human Resources

Date: **January 24, 2007**

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA
Tel: +1 314 342 4900
www.deloitte.com

Exhibit to Form 11-K
(Wage Deferral Savings Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-90254 on Form S-8 of our report dated January 19, 2007, appearing in this Annual Report on Form 11-K of Laclede Gas Company Wage Deferral Savings Plan for the year ended July 31, 2006.

Deloitte & Touche LLP

January 19, 2007

Laclede Gas Company Wage Deferral Savings Plan

Financial Statements as of and for the Years Ended July 31, 2006 and 2005, Supplemental Schedule as of July 31, 2006, and Report of Independent Registered Public Accounting Firm

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

TABLE OF CONTENTS — PAGE

Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 1829
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Laclede Gas Company
Wage Deferral Savings Plan
Saint Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of Laclede Gas Company Wage Deferral Savings Plan (the "Plan") as of July 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of July 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 19, 2007

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JULY 31, 2006 AND 2005

	2006	2005
CASH	$ 3,379	$ 5,856
INVESTMENTS	115,235,986	110,183,742
CONTRIBUTIONS RECEIVABLE:		
Employee Contributions	208,636	188,652
Employer Contribution	77,089	69,700
Total Contributions Receivable	285,725	258,352
ACCRUED INCOME	32,002	14,069
NET ASSETS AVAILABLE FOR BENEFITS	$ 115,557,092	$ 110,462,019

See notes to financial statements.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JULY 31, 2006 AND 2005

	2006	2005
ADDITIONS:		
CONTRIBUTIONS:		
Employee	$ 5,054,937	$ 5,096,900
Employer	1,865,553	1,864,446
	6,920,490	6,961,346
INVESTMENT INCOME:		
Interest and dividends	2,073,152	1,811,436
Net appreciation in fair value of investments	3,690,046	14,068,354
	5,763,198	15,879,790
TOTAL ADDITIONS	12,683,688	22,841,136
DEDUCTIONS:		
DISTRIBUTIONS TO PARTICIPANTS	6,512,703	5,982,882
NET TRANSFERS TO OTHER PLANS	1,075,912	784,726
TOTAL DEDUCTIONS	7,588,615	6,767,608
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	5,095,073	16,073,528
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	110,462,019	94,388,491
END OF YEAR	$ 115,557,092	$ 110,462,019

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2006 AND 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Laclede Gas Company Wage Deferral Savings Plan (the "Plan") have been prepared on the accrual basis.

Investment Valuation and Income Recognition – The Plan's investments in the various funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Participant loans are valued at the outstanding loan balance. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in investment funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees are reflected as a reduction of investment return for such investments.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

The investment funds consist of various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Administrative Expenses – The administrative cost of the Plan is paid by Laclede Gas Company (the "Company"), the Plan sponsor.

Benefits Payable – Benefits are recorded when paid. There were no distributions payable to Plan participants as of July 31, 2006 and 2005.

2. INFORMATION REGARDING THE PLAN

The following description pertains to the Plan as in effect during the years ended July 31, 2006 and 2005 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

General – The Plan is a defined contribution plan which covers collectively bargained employees of the Company, provided they meet the prescribed eligibility requirements. The trustee of the Plan is Ameriprise Trust Company. The Company is the Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility – To be eligible to participate in the Plan, an employee must be a member of a collective bargaining unit, complete one year of service and attain the age of 21.

Contributions – The Plan provides for voluntary employee contributions subject to certain Internal Revenue Code ("IRC") limitations. Beginning September 17, 2004, the contribution percentage was increased to 75% of the participant's compensation, subject to the IRC limitations; prior to that date, contributions were limited to 15% of compensation. Employee contributions up to 8% of a participant's compensation are matched one-half by the company. Participants may change the amount of their contributions monthly as of the first payroll date of any month. Prior to September 17, 2004, contributions could be changed only two times per Plan year to be effective the first payroll date on or after February 1 and August 1. Also effective September 17, 2004, participants who attain age fifty by each December 31 are permitted to make additional contributions (catch-up contributions) as permitted by the IRC.

Vesting – Participant and Company matching contributions are immediately 100% vested.

Investment Options – Contributions to the Plan are invested in one or more of nine investment funds at the option of the employee. A minimum of 1% of the employee's contribution must be directed into each fund selected.

The nine available investment funds are:

- Laclede Group, Inc. Common Stock Fund (including the ESOP)
- Northern Trust Global Investments Russell 2000 Index Fund
- RiverSource (formerly American Express) Trust Equity Index Base Fund
- RiverSource (formerly American Express) Trust Bond Fund
- RiverSource (formerly American Express) Trust Money Market Fund I

- RiverSource (formerly American Express) Trust Short-Term Horizon Fund 25:75
- RiverSource (formerly American Express) Trust Medium-Term Horizon Fund 50:50
- RiverSource (formerly American Express) Trust Long-Term Horizon Fund 65:35
- RiverSource (formerly American Express) Trust Long-Term Horizon Fund 80:20

Employee Stock Ownership Plan – Effective March 4, 2005, the existing balance of each participant's investment in The Laclede Group, Inc. Common Stock Fund was transferred into an Employee Stock Ownership Plan named The Laclede Group, Inc. – ESOP (ESOP). The ESOP constitutes a separate portion of the Plan, not a separate plan. Employee contributions continue to be invested in the Laclede Group, Inc. Common Stock Fund; employee contributions are not made directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him. The election to receive cash dividends shall remain in effect until changed by the participant. Dividends not paid in cash to the participant are reinvested under the terms of the Plan.

Participant Accounts – In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings or charged with an allocation of the Plan losses, based on participant account balances, as defined in the Plan document.

Loans to Participants – Participants may borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the past 12 months (if any). Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 234 weeks, except for primary residence loans, which have a maximum repayment period of 494 weeks. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 5.00% to 11.50% at July 31, 2006.

Payment of Benefits – Distributions are generally made to participants upon retirement, termination of employment, death, or total and permanent disability. Participants aged 59-1/2 years or older may elect a distribution of their entire account. Distributions ordinarily are made in single lump-sum cash payments; however, participants in The Laclede Group, Inc. Common Stock Fund and/or the ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active employees who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant's elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions.

Transfers – The accounts for those Participants in the Plan who remain employees of the Company, but who are no longer covered by a collective bargaining agreement, are transferred to the Laclede Gas Company Salary Deferral Savings Plan. Similarly, the accounts of those participants not covered by a collective bargaining agreement, but who later become covered by such an agreement, are transferred to the applicable Company defined contribution plan. Such transfers are reflected as a net amount in the included Statements of Changes in Net Assets.

3. INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets:

	2006	2005
Laclede Group, Inc. Common Stock Fund (including shares in the ESOP – 2,534,693.048 and 2,495,554.493 units, respectively)	$34,710,087	$33,694,977
RiverSource Trust Equity Index Base Fund (1,010,287.011 and 1,030,902.215 units, respectively)	42,218,884	40,872,180
Northern Trust Global Investments Russell 2000 Index Fund (15,939.984 and 15,053.338 units, respectively)	13,010,597	11,790,045
RiverSource Trust Bond Fund (82,059.470 and 85,403.535 units, respectively)	6,623,184	6,752,943
RiverSource Trust Money Market Fund I (8,070,945.780 and 8,244,904.250 units, respectively)	8,070,946	8,224,904

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated/ (depreciated) by $3,690,046 and $14,068,354 respectively, as follows:

	2006	2005
Laclede Group, Inc. Common Stock Fund (including shares in the ESOP)	$ 590,098	$ 5,857,996
RiverSource Trust Equity Index Base Fund	2,203,704	5,130,249
RiverSource Trust Bond Fund	136,021	341,257
Northern Trust Global Investments Russell 2000 Index Fund	513,918	2,269,036
RiverSource Short-Term Horizon Fund 25:75	16,523	27,642
RiverSource Trust Medium-Term Horizon Fund 50:50	44,606	80,307
RiverSource Trust Long-Term Horizon Fund 65:35	66,949	118,776
RiverSource Trust Long-Term Horizon Fund 80:20	118,227	243,091

4. TAX STATUS

The Plan obtained its latest determination letter dated June 5, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. However, some plan amendments were not adopted timely, and the Plan administrator filed for voluntary compliance with the Internal Revenue Service. The Internal Revenue Service has issued a compliance statement which constitutes an enforcement resolution with respect to the failure to timely amend the Plan. The Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC and that, as of July 31, 2006, the Plan continues to qualify under Section 401(a) of the IRC. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6. RELATED PARTIES

Certain Plan investments are units of funds managed by Ameriprise Trust Company. Ameriprise Trust Company is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At July 31, 2006 and 2005, the Plan held 2,534,693.048 and 2,495,554.493 units, respectively, of common stock of The Laclede Group, Inc., the parent of the sponsoring employer, with a market basis of $34,710,087 and $33,694,977, respectively. During the years ended July 31, 2006 and 2005, the Plan received dividend income of $1,381,911 and $1,344,873, respectively.

As of August 1, 2005, American Express Company spun-off American Express Trust Company. As part of the spin-off, American Express Trust Company adopted the name Ameriprise Trust Company. Beginning September 30, 2005, Ameriprise Financial became an independent, publicly traded company.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(FORM 5500, SCHEDULE H, LINE 4i)
July 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Laclede Group, Inc. Common Stock Fund (including the ESOP)	Company stock fund (2,534,693.048 units)		$ 34,710,087
*	RiverSource Trust Equity Index Base Fund	Common/collective trust (1,010,287.011 units)		42,218,884
	Northern Trust Global Investments Russell 2000 Index Fund	Common/collective trust (15,939.984 units)		13,010,597
*	RiverSource Trust Bond Fund	Common/collective trust (82,059.470 units)		6,623,184
*	RiverSource Trust Money Market Fund I	Common/collective trust (8,070,945.780 units)		8,070,946
*	RiverSource Trust Short - Term Horizon Fund 25:75	Common/collective trust (26,110.586 units)		564,354
*	RiverSource Trust Medium - Term Horizon Fund 50:50	Common/collective trust (39,113.045 units)		1,057,812
*	RiverSource Trust Long - Term Horizon Fund 65:35	Common/collective trust (110,619.063 units)		1,544,685
*	RiverSource Trust Long - Term Horizon Fund 80:20	Common/collective trust (97,954.394 units)		2,841,069
*	Loans to Participants	Loans to participants (4,594,368.120 units) Interest rate 5.00% - 11.50%		4,594,368
			Total	$ 115,235,986

* Party-in-interest.

END